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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                           WESTAMERICA CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  95709-30-4
                     -----------------------------------
                                (CUSIP Number)

                              Steven C. Metzger
                        Prager, Metzger & Kroemer PLLC
                         2626 Cole Avenue, Suite 900
                          Dallas, Texas  75204-1083
                                (214) 969-7600
                             (214) 523-3838 (Fax)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                              December 22, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO. 73179 10 9


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Black Sea Investments, Ltd.   FEI# None
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos Islands
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     879,121
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   879,121
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     879,121
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     879,121
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,002,506*
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.26%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on the assumptions stated by virtue of Rule 13d-3(d)

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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the acquisition of securities of WestAmerica Corporation, an Oklahoma corporation (the "Issuer" or "WestAmerica") which has its principal executive offices located at 3300 S.W. 34th Avenue, Suite 148, Ocala, Florida 34474.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This statement is filed by Black Sea Investments, Ltd. ("Black Sea"), a Turks and Caicos Islands corporation which has its registered offices located at Cockburn House, Cockburn Town, Grand Turk, c/o Finbar F. Dempsey. Black Sea is actively engaged in various investment activities involving the purchase and sale of securities.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers or directors of Black Sea are set forth on Schedule 1 attached hereto. The citizenship of each of the individuals listed on Schedule 1 is also identified thereon.

         (d) During the last five years, neither Black Sea nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, neither Black Sea nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total purchase price required by Black Sea to purchase the securities acquired on November 5, 1997 described in Item 5 below of $250,000 was paid by Black Sea in cash from its general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Black Sea acquired the securities described under Item 5 below in order to obtain a significant investment position in the Issuer. Black Sea has no present plans or proposals which would result in Black Sea seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement on Schedule



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13D, Black Sea has no present plans or proposals which relate to or would result in:

                 (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except that Black Sea may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the Securities of the Issuer presently owned; or

                 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or

                 (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

                 (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

                 (e) any material change in the present capitalization or dividend policy of the Issuer; or

                 (f) any other material change in the Issuer's business or corporate structure; or

                 (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

                 (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                 (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                 (j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to an Offshore Securities Subscription Agreement dated and accepted November 5, 1997, Black Sea acquired from WestAmerica in a "Regulation S" transaction $250,000 in principal amount of WestAmerica's 12% Series A Subordinated Convertible





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Redeemable Debentures due September 30, 1998 (the "Debentures") for the sum of
$250,000 cash. The Debentures are convertible into shares of Common Stock of WestAmerica at any time after December 22, 1997 (45 calendar days after the date of issuance). The "Conversion Price" for the shares of Debentures is an amount determined by multiplying 0.70 times the simple average of the daily closing bid price of the WestAmerica Common Stock for the five consecutive trading days immediately preceding the day of conversion on the market where the shares of WestAmerica Common Stock are then regularly traded (which is currently the NASDAQ market). Assuming that the average of the daily closing bid prices of the WestAmerica Common Stock in compliance with the foregoing provision was 0.40625, the conversion factor would be 0.284375 which would calculate to be equivalent to 879,121 shares of Common Stock of WestAmerica issuable to Black Sea upon conversion of the Debentures. Black Sea has the sole power to vote or direct the voting of and to dispose or direct the disposition of the Debentures which have no voting rights. Assuming conversion of the full $250,000 in principal amount of Debentures into the assumed number of shares of Common Stock of 879,121 shares (or such greater or lesser number of shares as may be available at the time*) by Black Sea, Black Sea alone will have the sole power to vote or direct the voting of and to dispose or direct the disposition of all shares of Common Stock of WestAmerica then owned by it.

         As required by Rule 13d-3(d) since Black Sea has the right within sixty (60) days to acquire shares of Common Stock of the Issuer through conversion of the full $250,000 in principal amount of Debentures, Black Sea (utilizing the assumed conversion factor described above) would be deemed to be the beneficial owner of an aggregate of 879,121 shares of WestAmerica Common Stock which would comprise approximately 7.26% of the shares of Common Stock of WestAmerica which would be outstanding (based upon the 11,237,660 shares of Common Stock reported by the Issuer to be outstanding as of September 30, 1997) after giving effect to such conversion.

         Except for the acquisitions of securities by Black Sea described above, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors or associates has effected any transaction in securities of WestAmerica during the past 60 calendar days.

         Except as set forth herein, neither Black Sea nor, to the best of its knowledge, any of its executive officers, directors

---------------------------

     * Due to changes in the market price from time to time in the future of the WestAmerica shares of Common Stock (over which Black Sea has no control or ability to affect), the number of shares into which the Debentures may be converted may increase or decrease and may at times exceed 10% of the issued and outstanding shares or drop below 5%.

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or associates beneficially owns nor has any right to acquire, directly or indirectly, any securities of WestAmerica and neither Black Sea nor, to the best of its knowledge, any of its executive officers or directors has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the acquisitions of securities of WestAmerica described under Item 5 above, Black Sea does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.





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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1997          BLACK SEA INVESTMENTS, INC.,
                                  a Turks and Caicos Corporation



                                  By:  /s/ BRADFORD A. PHILLIPS
                                       ---------------------------------------
                                       Bradford A. Phillips,
                                       President and Chief
                                        Executive Officer





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
                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                         OF BLACK SEA INVESTMENTS, INC.

            NAME AND CAPACITY                                                            PRESENT PRINCIPAL
             WITH BLACK SEA                                                                  OCCUPATION
            INVESTMENTS, INC.                      BUSINESS ADDRESS                        OR EMPLOYMENT
            -----------------                      ----------------                        -------------
 Bradford A. Phillips(2)                  10670 North Central  Expressway,    Investments
 President and a director                 Suite 300, Dallas, Texas 75231

 F. Terry Shumate(2)                      10670 North Central  Expressway,    President, Secretary and Treasurer of
 Vice President, Treasurer and a          Suite 410, Dallas, Texas 75231      Carmel Realty Services, Inc. (property
 Director                                                                     management); and Secretary and
                                                                              Treasurer of Carmel Realty, Inc.
                                                                              (property management and real estate
                                                                              brokerage); Director, Vice President,
                                                                              Secretary and Treasurer of First
                                                                              Equity Properties, Inc. (real estate
                                                                              ownership and operation).

 Cockburn Secretaries, Ltd.(3)            Cockburn House                      N/A
 Secretary and a Director                 Cockburn Town
                                          Grand Turk

---------------------------------

     (2) U.S. citizen.

     (3) Turks and Caicos corporation.

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